UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

First-Quarter 2007 Results
FOR IMMEDIATE RELEASE

Highlights

➢	Record first-quarter consolidated net sales and consolidated operating income

➢	Consolidated net sales increased 5.9%, and consolidated operating income increased 4.4%

➢	Our Television Broadcasting over-the-air channels captured an average sign-on to sign-off audience share of 70.8% in Mexico in first quarter 2007

➢	The board of directors will propose a dividend of Ps.1.45 per CPO

Consolidated Results

Mexico City, D.F., April 18, 2007—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”) today announced results for first quarter 2007. The results have been prepared in accordance with Mexican Financial Reporting Standards and are adjusted in millions of Mexican pesos in purchasing power as of March 31, 2007.

The following table sets forth a condensed consolidated statement of income for the three months ended March 31, 2007 and 2006, in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing first quarter 2007 with first quarter 2006:

	1Q 2007	Margin %	1Q 2006	Margin%	Change%
Net sales	8,231.9	100.0	7,776.2	100.0	5.9
Operating income	2,367.9	28.8	2,268.0	29.2	4.4
Consolidated net income	975.0	11.8	1,470.3	18.9	(33.7)
Majority interest net income	733.6	8.9	1,348.0	17.3	(45.6)

Consolidated net sales increased 5.9% to Ps.8,231.9 million in first quarter 2007 compared with Ps.7,776.2 million in first quarter 2006. This increase was attributable to revenue growth in our Sky Mexico, Other Businesses, Cable Television, Pay Television Networks, Programming Exports, and Publishing segments. These increases were partially offset by lower sales in our Television Broadcasting and Publishing Distribution segments.

Consolidated operating income rose 4.4% to Ps.2,367.9 million in first quarter 2007 compared with Ps.2,268 million in first quarter 2006. This increase was attributable to higher sales and lower operating expenses that were partially offset by higher cost of sales.

Majority interest net income decreased 45.6% to Ps.733.6 million in first quarter 2007 compared with Ps.1,348 million in first quarter 2006. The net decrease of Ps.614.4 million reflected i) a Ps.603.3 million increase in other expense, net, ii) a Ps.244.4 million increase in equity in losses of affiliates, net, iii) a Ps.119.1 million increase in minority interest net income, and iv) a Ps.35 million increase in income taxes. These unfavorable changes were partially offset by i) a Ps.99.9 million increase in operating income, and ii) a Ps.287.5 million increase in integral income of financing.

First-Quarter Results by Business Segment

The following table presents first-quarter results ended March 31, 2007 and 2006, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of March 31, 2007.

Net Sales	1Q 2007%		1Q 2006%		Inc. %
Television Broadcasting	3,822.5	45.1	3,973.5	49.8	(3.8)
Pay Television Networks	398.0	4.7	299.8	3.7	32.8
Programming Exports	524.6	6.2	443.5	5.6	18.3
Publishing	593.2	7.0	556.5	7.0	6.6
Publishing Distribution	102.5	1.2	109.6	1.4	(6.5)
Sky Mexico	1,983.5	23.4	1,788.0	22.4	10.9
Cable Television	553.0	6.5	430.7	5.4	28.4
Other Businesses	493.4	5.8	372.1	4.7	32.6
Segment Net Sales	8,470.7	100.0	7,973.7	100.0	6.2
Intersegment Operations[1]	(238.8)		(239.3)		0.2
Disposed Operations[2]	-		41.8		-
Consolidated Net Sales	8,231.9		7,776.2		5.9

Operating Segment Income (Loss)	1Q 2007	Margin %	1Q 2006	Margin %	Inc. %
Television Broadcasting	1,540.1	40.3	1,739.9	43.8	(11.5)
Pay Television Networks	237.9	59.8	143.5	47.9	65.8
Programming Exports	236.7	45.1	134.8	30.4	75.6
Publishing	53.8	9.1	46.4	8.3	15.9
Publishing Distribution	7.2	7.0	8.4	7.7	(14.3)
Sky Mexico	965.6	48.7	814.9	45.6	18.5
Cable Television	202.0	36.5	162.9	37.8	24.0
Other Businesses	(87.4)	(17.7)	(17.9)	(4.8)	-
Operating Segment Income	3,155.9	37.3	3,032.9	38.0	4.1
Disposed Operations[2]	-	-	(3.3)	(7.9)	-
Corporate Expenses	(88.4)	(1.0)	(106.0)	(1.3)	16.6
Depreciation and amortization	699.6	8.5	655.6	8.4	6.7
Consolidated Operating Income	2,367.9	28.8	2,268.0	29.2	4.4
            1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
            2 Reflects the results of operations of one of the Company’s soccer teams.

Television Broadcasting
First-quarter sales decreased 3.8% to Ps.3,822.5 million compared with Ps.3,973.5 million in first quarter 2006. This decrease reflects primarily the absence of political advertising related to the presidential elections in Mexico sold during first quarter 2006.

First-quarter operating segment income decreased 11.5% to Ps.1,540.1 million compared with Ps.1,739.9 million in first quarter 2006, and the margin decreased to 40.3%. These results reflect higher cost of sales, lower sales, and a marginal increase in operating expenses.

Pay Television Networks
First-quarter sales increased 32.8% to Ps.398 million compared with Ps.299.8 million in first quarter 2006. This increase reflects i) higher revenues from channels sold in Mexico and Latin America; and ii) higher sales in TuTV, our pay-television joint venture with Univision. These increases were partially offset by lower advertising sales.

First-quarter operating segment income increased 65.8% to Ps.237.9 million compared with Ps.143.5 million in first quarter 2006, and the margin increased to 59.8%. These results were driven by higher sales that were partially offset by an increase in cost of sales.

Programming Exports
First-quarter sales increased 18.3% to Ps.524.6 million compared with Ps.443.5 million in first quarter 2006. This increase reflects i) a 9.1% increase in royalties from Univision, which amounted to US$29.8 million in first quarter 2007 compared with US$27.3 million in first quarter 2006; and ii) higher programming sales to Europe, Asia, and Latin America.

First-quarter operating segment income increased 75.6% to Ps.236.7 million compared with Ps.134.8 million in first quarter 2006, and the margin increased to 45.1%. These results were driven by higher sales and lower operating expenses and cost of sales.

Publishing
First-quarter sales increased 6.6% to Ps.593.2 million compared with Ps.556.5 million in first quarter 2006. This increase reflects a greater number of advertising pages sold both in Mexico and abroad, as well as higher revenues from magazine circulation abroad. These increases were partially offset by lower revenues from magazine circulation in Mexico and a negative translation effect of foreign-currency-denominated sales amounting to Ps.6.2 million.

First-quarter operating segment income increased 15.9% to Ps.53.8 million compared with Ps.46.4 million in first quarter 2006, and the margin increased to 9.1%. These results were driven by higher sales that were partially offset by higher cost of sales and operating expenses.

Publishing Distribution
First-quarter sales decreased 6.5% to Ps.102.5 million compared with Ps.109.6 million in first quarter 2006. This decrease reflects i) lower circulation in Mexico of magazines published by the Company, and ii) a negative translation effect of foreign-currency-denominated sales, which amounted to Ps.1.8 million. These decreases were partially offset by higher circulation in Mexico of magazines published by third parties.

First-quarter operating segment income decreased 14.3% to Ps.7.2 million compared with Ps.8.4 million in first quarter 2006, and the margin decreased to 7%. These results reflect lower sales that were partially offset by lower cost of sales and operating expenses.

Sky Mexico
First-quarter sales increased 10.9% to Ps.1,983.5 million compared with Ps.1,788 million in first quarter 2006. This increase was attributable mainly to a 10.5% increase in the subscriber base. As of March 31, 2007, the number of gross active subscribers increased to 1,453,300 (including 101,100 commercial subscribers), compared with 1,315,100 (including 73,600 commercial subscribers) as of March 31, 2006.

First-quarter operating segment income increased 18.5% to Ps.965.6 million compared with Ps.814.9 million in first quarter 2006, and the margin increased to 48.7%. These results came from higher sales and lower operating expenses that were partially offset by higher cost of sales.

Cable Television
First-quarter sales increased 28.4% to Ps.553 million compared with Ps.430.7 million in first quarter 2006. This increase was attributable to i) a 17.2% increase in the subscriber base, which, as of March 31, 2007, reached 514,961, all of which are digital subscribers, compared with 439,306 subscribers (including 325,626 digital subscribers) reported for the first quarter 2006; ii) a 55.1% increase in broadband subscribers to 107,534 compared with 69,326 reported for the first quarter 2006; iii) higher advertising sales; and iv) a 3% average rate increase effective March 1, 2007.

First-quarter operating segment income increased 24% to Ps.202 million compared with Ps.162.9 million in first quarter 2006, and margin decreased to 36.5%. These results reflected higher sales that were partially offset by higher cost of sales and operating expenses.

Other Businesses
Given the size of our Radio segment relative to our consolidated results, starting January 1, 2007, we are classifying the results of operation of our Radio segment in our Other Businesses segment.

First-quarter sales increased 32.6% to Ps.493.4 million compared with Ps.372.1 million in first quarter 2006. This increase was attributable to higher sales in our gaming, feature-film distribution, internet portal, and sporting businesses, which were partially offset by lower sales in our Radio segment.

First-quarter operating segment loss increased to Ps.87.4 million compared with a loss of Ps.17.9 million in first quarter 2006, reflecting higher cost of sales and operating expenses, which were partially offset by higher sales.

Corporate Expenses
In 2005, we adopted the guidelines of the International Financial Reporting Standard 2, “Share-based Payment,” issued by the International Accounting Standards Board, which require accruing in stockholders’ equity the share-based compensation expense measured at fair value at the time the equity benefits are granted to our officers and employees. In first quarter 2007, we recognized a share-based compensation expense of approximately Ps.30.2 million as a corporate expense.

Non-operating Results

Other expense, net
Other expense, net, increased by Ps.603.3 million to Ps.695.6 million in first quarter 2007 compared with Ps.92.3 million in first quarter 2006. This increase primarily reflected a non-cash non-recurring charge of Ps.651 million in connection with a loss on disposition of our investment in Univision in first quarter 2007.

Integral result of financing
The following table sets forth integral result of financing for the three months ended March 31, 2007 and 2006, in millions of Mexican pesos in purchasing power as of March 31, 2007, which consisted of:

	1Q 2007	1Q 2006	Increase (decrease)
Interest expense	462.9	491.1	(28.2)
Interest income	(313.4)	(288.6)	(24.8)
Foreign exchange (gain) loss, net	(287.2)	(29.8)	(257.4)
Loss from monetary position, net	71.8	48.9	22.9
Integral (income) cost of financing	(65.9)	221.6	(287.5)

The integral result of financing increased by Ps.287.5 million to an income of Ps.65.9 million in first quarter 2007 from a cost of Ps.221.6 million in first quarter 2006. This increase reflected primarily i) a Ps.257.4 million increase in net foreign-exchange gain resulting primarily from an increase in the average of our unhedged monetary foreign currency asset position in conjunction with a 2.15% depreciation of the Mexican peso against the U.S. dollar in first quarter 2007; ii) a Ps.28.2 million reduction in interest expense, due primarily to a lower average amount of our consolidated debt; and iii) a Ps.24.8 million increase in interest income in connection with a higher average amount of investments in first quarter 2007 compared with last year’s comparable period. These favorable variances were partially offset by a Ps.22.9 million increase in loss from monetary position resulting primarily from a higher inflation in first quarter 2007 (1.02%) compared with first quarter 2006 (0.87%).

Equity in results of affiliates, net
Equity in results of affiliates, net, decreased by Ps.244.4 million to an equity in losses of affiliates of Ps.195.3 million in first quarter 2007 compared with an equity in earnings of affiliates of Ps.49.1 million in first quarter 2006. This decrease reflected a higher equity in loss of La Sexta, as well as the absence of equity income of Univision in first quarter 2007.

Income taxes
Income taxes increased by Ps.35 million, to Ps.567.9 million in first quarter 2007 compared with Ps.532.9 million in first quarter 2006. This decrease reflected primarily a higher income tax base in first quarter 2007.

Minority interest net income
Minority interest net income increased by Ps.119.1 million to Ps.241.4 million in first quarter 2007 compared with Ps.122.3 million in first quarter 2006. This increase reflected primarily the portion of net income attributable to the interest held by minority equity owners in our Sky Mexico and Cable Television segments.

Other Relevant Information

Capital expenditures and investments
In first quarter 2007, we invested approximately US$36.7 million in property, plant, and equipment as capital expenditures, including approximately U.S.$9.8 million for our Cable Television segment, US$17.1 million for Sky Mexico, U.S.$6.7 million for Gaming, and US$3.1 million for our Television Broadcasting and other businesses segments. In addition, we made investments related to our 40% interest in La Sexta for an aggregate amount of €22 million.

Debt
The following table sets forth our total consolidated debt and satellite transponder lease obligation for the three months ended March 31, 2007 and 2006, in millions of Mexican pesos in purchasing power as of March 31, 2006, which consisted of:

	1Q 2007	1Q 2006	Increase (decrease)
Current portion of long-term debt	1,238.2	316.6	921.6
Long-term debt (excluding current portion)	17,784.5	19,280.5	(1,496.0)
	19,022.7	19,597.1	(574.4)
Current portion of satellite transponder lease obligation	90.6	83.2	7.4
Long-term satellite transponder lease obligation (excluding current portion)	1,120.9	1,247.5	(126.6)
	1,211.5	1,330.7	(119.2)

As of March 31, 2007, our consolidated net cash position was Ps.11,836.3 million, compared with a consolidated net debt of Ps.1,204.1 million, as of March 31, 2006.

Univision
On March 29, 2007, as a result of the closing of the merger between Univision Communications Inc. (“Univision) and an investor acquiring group, all of Televisa’s shares and warrants, with exercise prices below the per-share merger consideration, in Univision have been converted into cash in an aggregate amount of approximately US$1,094.4 million.

Share buyback program
During first quarter 2007, we repurchased approximately 14.3 million CPOs for Ps.891.1 million in nominal terms. At our upcoming shareholder meeting scheduled for April 27, 2007, the board of directors will propose to shareholders to cancel approximately 68 million CPOs, repurchased during 2006 and first quarter 2007.

Dividend proposal
The board of directors agreed to submit to the shareholder meeting a proposal to pay an extraordinary dividend of Ps.1.1 per CPO, in addition to Televisa’s ordinary dividend of Ps.0.35 per CPO, for a total of Ps.1.45 per CPO. The total amount of the dividend is approximately Ps.4,405 million and, if approved by the shareholders, would be paid on May 31, 2007. This represents a dividend yield of approximately 2.2% based on today’s CPO closing price.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that, in first quarter 2007, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 71.3%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 69.7%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 70.8%.

Outlook for 2007
For the full year, we continue to expect Television Broadcasting sales to decrease marginally, due to last year’s non-recurring political and World Cup advertising, and operating segment income margin to remain above 50 percent.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information - Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Televisa Investor Relations Contacts:	Televisa Media Relations Contacts:
Michel Boyance / Alejandro Eguiluz Tel: (5255) 5261-2445 Fax: (5255)5261-2494 ir@televisa.com.mx http://www.televisa.com http://www.televisair.com	Manuel Compean Tel: (5255) 5728 3815 Fax: (5255) 5728 3632 mcompean@televisa.com.mx http://www.televisa.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2007, AND DECEMBER 31, 2006
(Millions of Mexican pesos in purchasing power as of March 31, 2007)

ASSETS
	March 31, 2007 (Unaudited)		December 31, 2006 (Unaudited)

Current:
Available:
Cash	Ps.	596.5	Ps.	682.7
Temporary investments		30,262.5		15,288.6
		30,859.0		15,971.3

Trade notes and accounts receivable, net		9,053.8		13,735.7
Other accounts and notes receivable, net		625.9		1,503.4
Due from affiliated companies		192.0		186.7
Transmission rights and programming		3,187.8		3,084.2
Inventories		699.3		780.7
Available-for-sale investment		-		11,942.0
Other current assets		1,086.6		778.9
Total current assets		45,704.4		47,982.9

Transmission rights and programming, noncurrent		3,462.4		3,463.7
Investments		5,732.5		5,768.7
Property, plant, and equipment, net		21,057.7		21,188.9
Intangible assets and deferred charges, net		5,394.5		5,444.8
Other assets		25.9		24.7
Total assets	Ps.	81,377.4	Ps.	83,873.7

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2007, AND DECEMBER 31, 2006
(Millions of Mexican pesos in purchasing power as of March 31, 2007)

LIABILITIES	March 31, 2007 (Unaudited)		December 31, 2006 (Unaudited)

Current:
Current portion of long-term debt	Ps.	1,238.2	Ps.	996.4
Current portion of satellite transponder lease obligation		90.6		87.1
Trade accounts payable		3,430.9		3,485.8
Customer deposits and advances		15,140.5		17,065.2
Taxes payable		679.9		1,191.4
Accrued interest		96.4		264.7
Due to affiliated companies		46.3		38.5
Other accrued liabilities		1,942.3		2,068.5
Total current liabilities		22,665.1		25,197.6
Long-term debt, net of current portion		17,784.5		17,976.0
Satellite transponder lease obligation, net of current portion		1,120.9		1,131.8
Customer deposits and advances, noncurrent		268.2		270.9
Other long-term liabilities		535.3		527.4
Deferred taxes		1,221.0		1,503.9
Pension plans, seniority premiums, and severance indemnities		295.7		290.0
Total liabilities		43,890.7		46,897.6

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		10,229.0		10,229.0
Additional paid-in capital		4,427.7		4,427.7
		14,656.7		14,656.7
Retained earnings:
Legal reserve		2,079.0		2,079.0
Reserve for repurchase of shares		4,504.5		4,504.5
Unappropriated earnings		25,560.4		16,885.0
Majority interest net income for the period		733.6		8,673.4
		32,877.5		32,141.9
Accumulated other comprehensive loss, net		(3,337.5)		(3,741.3)
Shares repurchased		(8,541.7)		(7,680.4)
		20,998.3		20,720.2
Total majority interest		35,655.0		35,376.9
Minority interest		1,831.7		1,599.2
Total stockholders' equity		37,486.7		36,976.1
Total liabilities and stockholders' equity	Ps.	81,377.4	Ps.	83,873.7

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Millions of Mexican pesos in purchasing power as of March 31, 2007)

	Three months ended March 31,
	2007		2006
	(Unaudited)		(Unaudited)

Net sales	Ps.	8,231.9	Ps.	7,776.2

Cost of sales[1]		3,957.4		3,619.1

General expenses:
Selling[1]		652.8		672.0
Administrative[1]		554.2		561.5
Depreciation and amortization		699.6		655.6
Operating income[2]		2,367.9		2,268.0
Other expense, net		695.6		92.3
Integral result of financing:
Interest expense		462.9		491.1
Interest income		(313.4)		(288.6)
Foreign exchange gain, net		(287.2)		(29.8)
Loss from monetary position, net		71.8		48.9
		(65.9)		221.6
Equity in losses (earnings) of affiliates, net		195.3		(49.1)
Income before income taxes		1,542.9		2,003.2
Income taxes		567.9		532.9
Consolidated net income		975.0		1,470.3
Minority interest net income		241.4		122.3
Majority interest net income	Ps.	733.6	Ps.	1,348.0

1	Excluding depreciation and amortization.
2
Operating income is an additional income level permitted by the Mexican Financial Reporting Standards in the presentation of an income statement, and is a generally accepted measure practice in the Company’s industry.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR FULL-YEAR 2006 AND FIRST QUARTER OF 20071:

SIGN-ON TO SIGN-OFF - 6:00 TO 24:00, MONDAY TO SUNDAY

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2006	Jan	Feb	Mar	1Q07
Channel 2
Rating	11.6	12.3	11.9	11.0	11.0	11.5	11.2	11.7	11.8	11.8	12.1	11.0	11.6	11.5	11.7	10.8	11.3
Share (%)	31.3	32.0	30.9	30.3	29.9	30.7	31.3	32.5	33.3	33.6	33.2	33.0	31.8	32.4	33.4	30.7	32.2
Total Televisa[2]
Rating	26.3	27.4	26.9	25.2	26.1	26.2	25.7	26.1	25.3	25.2	26.1	24.0	25.9	25.2	25.0	24.5	24.9
Share (%)	70.9	71.2	69.7	69.4	70.8	70.0	71.6	72.1	71.5	71.4	71.5	71.6	71.0	71.2	71.1	69.9	70.8

PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2006	Jan	Feb	Mar	1Q07
Channel 2
Rating	17.7	18.6	17.7	16.3	15.8	15.6	16.4	17.5	17.1	17.1	16.8	14.8	16.8	16.7	17.5	15.0	16.4
Share (%)	33.0	33.9	32.5	31.9	30.7	31.3	33.2	34.4	34.4	34.4	32.4	31.8	32.8	33.4	35.2	31.0	33.2
Total Televisa[2]
Rating	37.0	38.2	37.1	34.6	35.4	34.1	34.7	36.1	35.1	34.8	36.2	32.8	35.5	35.2	35.0	33.1	34.4
Share (%)	69.0	69.7	68.0	67.9	68.7	68.6	70.3	71.0	70.5	69.9	69.9	70.5	69.5	70.4	70.4	68.4	69.7

WEEKDAY PRIME TIME - 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2006	Jan	Feb	Mar	1Q07
Channel 2
Rating	22.0	22.4	21.2	22.6	22.5	21.7	23.2	23.5	23.0	22.9	20.9	20.3	22.2	22.2	23.7	20.5	22.1
Share (%)	35.2	35.0	33.5	38.0	37.2	37.2	40.2	39.7	40.1	39.5	35.2	36.4	37.3	38.1	41.1	36.3	38.5
Total Televisa[2]
Rating	41.4	43.4	41.1	40.5	42.2	40.5	41.5	42.8	42.6	42.1	42.4	40.1	41.7	41.8	41.9	39.1	40.9
Share (%)	66.3	67.8	65.1	67.9	69.9	69.6	72.0	72.2	74.1	72.8	71.3	72.0	70.1	71.9	72.5	69.5	71.3

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated April 25, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President